November 4, 2009
Mr. Jay Mumford
Senior Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cirrus Logic, Inc. Form 10-K for the Fiscal Year Ended March 28, 2009 Filed June 1, 2009 File No. 000-17795
Dear Mr. Mumford:
     We have the following responses to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated September 30, 2009 to Thurman Case, the Chief Financial Officer of Cirrus Logic, Inc. (the “Company”). Our responses are numbered to correspond to the numbers used to designate the staff’s comments in your letter.
Comment No. 1: Base Salary, page 23
     In future filings, please provide additional disclosure and analysis of how individual performance contributed to base salary compensation for each of your named executive officers. We note in this regard your disclosure in part (i) in the penultimate paragraph on page 22, which indicates that “individual performance” is a significant factor in the determination of named executive officers’ base salary. We also note your reference on pages 23 and 24 to the performance of Dr. Rhodes, Mr. Case and “certain executive officers” when discussing upward adjustments to base salary that were made in fiscal 2008. For example, please disclose what elements of individual performance, both quantitative and qualitative, that the Compensation Committee considered. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Regulation S-K Item 402(b)(2)(vii).

Response:
     Individual performance is one of a broad range of factors considered in setting base salary as indicated under the heading “Targeted Overall Compensation” on page 21 of the Proxy. As further indicated in that section, the weight given to any of the factors considered by the Committee in setting compensation may vary from year to year, and among individual executive officers. When considering the individual performance of the executive officers, the Committee reviews the totality of each executive officer’s individual performance for the year, without focusing on any individual quantitative or qualitative factors. Rather, the assessment of individual performance is based on a review of an executive officer’s overall contributions and the executive officer’s roles and responsibilities. No specific target measure or formula is applied in making this evaluation, and ultimately the determination as to whether adjustments are made based on individual performance are subjective and made in the sole discretion of the Committee. In future filings, the Company will provide additional disclosure and analysis, as applicable, regarding the named executive officers’ responsibilities and overall contributions.
Comment No. 2: Annual Performance Awards, page 24
     We note your disclosure in the last paragraph on page 21 that your “...executive pay program is heavily weighted toward performance-based compensation.” However, we note that you have not disclosed the “certain internal performance goals for operating profit margin and revenue growth” that must be achieved in order for your named executive officers to earn their respective semi-annual cash incentive payments. Similarly, we note that you have not included disclosure regarding Mr. Turk’s sales performance targets. Please provide such disclosure in your future filings, as applicable. Such revised disclosure should be more detailed and extensive than your disclosure on page 24 and 25 that only discloses the threshold targets and the amounts actually hit by your executives, but rather should include a discussion all levels of performance for each target. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
     Instruction 4 to Item 402(b) of Regulation S-K (17 C.F.R. § 229.402(b)) provides that companies are not required to “disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrants.” Instruction 4 notes that the standard to use when determining whether disclosure of the target levels would cause competitive harm for the company is the same standard that applies when a company requests confidential treatment of confidential trade secrets or confidential commercial or financial information under Securities Act Rule 406 (17 C.F.R. § 230.406) and Exchange Act Rule 24b-2 (17 C.F.R. § 240.24b-2), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 C.F.R. § 200.80(b)(4)) thereunder (“FOIA Exemption 4”). In Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, the Staff has provided further guidance on the factors to be considered in any decision to omit disclosure of performance target levels under Instruction 4 to Item 402(b).
     The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment under Securities Act Rule 406, Exchange Act Rule 24b-2 and 17 C.F.R. § 200.80. Pursuant thereto, a request for confidential treatment must specify the particular exemption from the FOIA providing the grounds upon which it relies (Securities Act Rule 406; Exchange Act Rule 24b02; 17 C.F.R. § 200.89; 5 U.S.C. § 552). Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public. The Company believes that the subject target levels referenced above (hereinafter, the “Confidential Information”), fit within the three prong test under FOIA Exemption 4 because such information (a) constitutes trade secrets or commercial or financial information, (b) was obtained from a person and (c) is privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).
     (a) Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.” Id. At 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.
     (b) Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust, as opposed to an agency. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

     (c) Privileged or Confidential. The last prong of the test for confidentiality under FOIA Exemption 4 requires that the Confidential Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).
     The Company believes that the Confidential Information would fall within the standards for granting confidential treatment under Securities Act Rule 406, Exchange Act Rule 24b-2 and 17 C.F.R. § 200.80.
     (a) The Confidential Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with the Company’s strategic plan, derived from internal analysis and projections of the Company’s future performance, and was used in establishing compensation levels.
     (b) The Confidential Information was developed by the Company, which is a “person” for purposes of the FOIA Exemption 4.
     (c) Release of the Confidential Information would be likely to cause substantial harm to the Company’s competitive position. The Company faces intense competition with semiconductor suppliers that offer standard semiconductors, application-specific standard product and fully customized ICs. If the Confidential Information were disclosed, these competitors could learn significantly more about the Company’s operations and long-term strategic plans. Details about these aspects of the Company’s operations and strategic plans are not otherwise publicly available. In particular, the Company’s strategic plan is based on a five-year time horizon that includes the Company’s future plans that are not otherwise publicly available. Using the insights developed from this information, the Company’s competitors could then alter their investment plans and long-term strategies or take other actions-including the recruitment of Company executives-that would allow them to gain a competitive advantage over the Company in the market, resulting in substantial harm to the Company’s competitive position. In the event the Company’s competitors believed that such targets were unachievable, these competitors might even increase their efforts to recruit the Company’s named executive officers.
     In addition, the Company has elected to limit the amount of publicly disclosed financial guidance. The Company believes that providing the targets for the Incentive Plan, which were developed at least in part based on the Company’s long-term strategic plan, could be construed as a form of guidance. The Company is concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock.

     For similar reasons, with respect to Mr. Turk’s sales performance targets (“Sales Targets”), the Company believes that disclosure of these Sales Targets would result in substantial competitive harm if disclosed, and therefore the Sales Targets have been omitted in accordance with Instruction 4 to Item 402(b) of Regulation S-K. In this regard, as with the Confidential Information discussed above, Mr. Turk’s Sales Targets were developed by the Company and clearly constitute “commercial or financial information”. In particular, we note that the plan looks to a combination of quarterly revenue, design win and individual and sales organization performance goals and targets. In addition, the release of the Sales Targets would be likely to cause substantial harm to the Company’s competitive position by providing competitors information that they might use to recruit Mr. Turk away from the Company.
     Accordingly, non-disclosure of the Company’s quantitative targets appears to fall within the Exemption.
Comment No. 3: Long-Term Incentives, page 25
     Although we note your disclosure of a 50th percentile target to competitive market data for stock option grants, we note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provide substantive analysis and insight into how the Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Specifically, in future filings please disclose how “the individual’s position with the Company, current performance, anticipated future contribution based on that performance, and ability to affect corporate and/or business unit results” contributed to the resultant equity awards. Please refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believe that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
Response:
     The Company respectfully submits that the current disclosure in the proxy statement fully describes the Committee’s considerations for determining equity awards. As noted in response to Comment 1, the Committee utilizes a large discretionary approach for determining the amount of equity awards, and looks collectively at all of the factors described in the proxy statement, without necessarily focusing on any particular factor. Consistent with our response to Comment 1, the Company will provide in future filings additional disclosure and analysis, as applicable, regarding the named executive officers’ responsibilities and overall contributions.
Comment No. 4: Certain Relationships and Related Transactions, page 41
     We note your disclosure that the Audit Committee is responsible for the approval of related person transactions. In future filings, please expand your disclosure to more closely conform the requirements of Regulation S-K Item 404(b). For example, please include a discussion of the types of transactions that are covered by such policies and procedures, the standards to be applied pursuant to such policies and procedures, and how such policies and procedures are evidenced. In your disclosure, please be sure to indicate those parameters by which your Audit Committee conducts the review of your related person transactions. See Regulation S-K Item 404(b)(1).
Response:
     In future filings, the Company will include the disclosure required by Item 404(b)(1) of Regulation S-K.
*      *      *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement on Schedule 14A;

•	staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions in connection with our responses to the staff’s comments, please do not hesitate to contact me at 512-851-4950.
Sincerely,
/s/ Scott Thomas
Scott Thomas
Vice President, General Counsel